SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

HARVEST NATURAL RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

41754V103

(CUSIP Number)

CT Energy Holding SRL

Calle Londres, Torre Dayco, PH

Las Mercedes, Caracas

Venezuela

58 212 999 9190

With a copy to:

Matthew M. Guest, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York  10019

(212) 403-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting Person CT Energy Holding SRL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,667,597

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 8,667,597

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,667,597

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (1)

14	Type of Reporting Person OO (Society with Restricted Liability)

(1)                                 Based on 43,464,519 shares of Common Stock outstanding as of September 15, 2015, based on information provided to the Reporting Person by the issuer, and an additional 8,667,597 shares of Common Stock issued in connection with the senior secured note issued to the Reporting Person.

1	Name of Reporting Person CTVEN Investments SRL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 8,667,597 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 8,667,597 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,667,597

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (2)

14	Type of Reporting Person OO (Society with Restricted Liability)

(1)                                 These shares of Common Stock may be deemed to be beneficially owned by CTVEN Investments SRL solely in its capacity as a member of CT Energy Holding SRL.  The Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

(2)                                 Based on 43,464,519 shares of Common Stock outstanding as of September 15, 2015, based on information provided to the Reporting Person by the issuer, and an additional 8,667,597 shares of Common Stock issued in connection with the conversion of the senior secured note issued to CT Energy Holding SRL.

1	Name of Reporting Person Oswaldo Cisneros Fajardo

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Venezuela

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 8,667,597 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 8,667,597 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,667,597

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (2)

14	Type of Reporting Person IN

(1)                                 These shares of Common Stock may be deemed to be beneficially owned by the Reporting Person solely in his capacity as a member of CT Energy Holding SRL.  The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2)                                 Based on 43,464,519 shares of Common Stock outstanding as of September 15, 2015, based on information provided to the Reporting Person by the issuer, and an additional 8,667,597 shares of Common Stock issued in connection with the conversion of the senior secured note issued to CT Energy Holding SRL.

1	Name of Reporting Person Francisco D’Agostino

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Venezuela

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 8,667,597 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 8,667,597 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,667,597

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (2)

14	Type of Reporting Person IN

(1)                               These shares of Common Stock may be deemed to be beneficially owned by the Reporting Person solely in his capacity as one of the controlling persons of CT Energy Holding SRL and of CTVEN Investments SRL, which is a member of CT Energy Holding SRL.  The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2)                               Based on 43,464,519 shares of Common Stock outstanding as of September 15, 2015, based on information provided to the Reporting Person by the issuer, and an additional 8,667,597 shares of Common Stock issued in connection with the conversion of the senior secured note issued to CT Energy Holding SRL.

1	Name of Reporting Person Alessandro Bazzoni

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 8,667,597 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 8,667,597 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,667,597

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (2)

14	Type of Reporting Person IN

(1)                               These shares of Common Stock may be deemed to be beneficially owned by the Reporting Person solely in his capacity as one of the controlling persons of CT Energy Holding SRL and of CTVEN Investments SRL, which is a member of CT Energy Holding SRL.  The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2)                               Based on 43,464,519 shares of Common Stock outstanding as of September 15, 2015, based on information provided to the Reporting Person by the issuer, and an additional 8,667,597 shares of Common Stock issued in connection with the conversion of the senior secured note issued to CT Energy Holding SRL.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2015 by CT Energy Holding SRL, a Barbados Society with Restricted Liability (“CT Energy Holding”), CTVEN Investments SRL, a Barbados Society with Restricted Liability (“CTVEN”), Oswaldo Cisneros Fajardo, Francisco D’Agostino and Alessandro Bazzoni (as amended, the “Schedule 13D”).  Except as indicated in this Amendment No. 5, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the same meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

On September 15, 2015, CT Energy Holding converted the aggregate principal amount and accrued interest on the Convertible Note in full.  The Convertible Note was converted into 8,667,597 shares of Common Stock at a conversion price of $0.82 per share.  In connection with the conversion of the Convertible Note, the Issuer redeemed 69.75 shares of Series C Preferred Stock from CT Energy Holding at a redemption price of $1.00 per share. The Series C Preferred Stock had provided CT Energy Holding with voting rights equivalent to the Common Stock underlying the unconverted portion of the Convertible Note.  This Amendment No. 1 is being filed to report the conversion and the resulting increase in the percentage of the Reporting Persons’ beneficial ownership of the Issuer since the filing of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) — (b) Items 7, 8, 9, 10, 11, 12 and 13 of the cover page of this Amendment No. 1 are incorporated herein by reference.

(c) Transactions in respect of the Reporting Persons’ beneficial ownership of Common Stock made in the past 60 days of the date of this Amendment No. 1 are set forth below.

On September 15, CT Energy Holding converted the Convertible Note into 8,667,597 shares of Common Stock.  The also Issuer redeemed from CT Energy Holding 69.75 shares of Series C Preferred Stock.

Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1

Securities Purchase Agreement, dated as of June 19, 2015, by and between the Issuer, Harvest (US) Holdings, Inc., Harvest Natural Resources, Inc. (UK), Harvest Offshore China Company, and CT Energy Holding, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.2

15.0% Non-Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.3

9.0% Convertible Senior Secured Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.4

15.0% Additional Draw Senior Secured Note dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.5	Warrant to Purchase Issuer Common Stock dated June 19, 2015, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.6

Certificate of Designations of Preferred Stock, Series C of the Issuer, filed June 19, 2015, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.7	Management Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.8	Investor Voting Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.9	Registration Rights Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.10	Joint Filing Agreement*

*      Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2015	CT ENERGY HOLDING SRL

	By:	/s/ Oswaldo Cisneros Fajardo
	Name:	Oswaldo Cisneros Fajardo
	Title:	Authorized Person

CTVEN INVESTMENT SRL

	By:	/s/ Alessandro Bazzoni
	Name:	Alessandro Bazzoni
	Title:	Authorized Person

Oswaldo Cisneros Fajardo
	By:	/s/ Oswaldo Cisneros Fajardo

Francisco D’Agostino

	By:	/s/ Francisco D’Agostino

Alessandro Bazzoni

	By:	/s/ Alessandro Bazzoni

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1

Securities Purchase Agreement, dated as of June 19, 2015, by and between the Issuer, Harvest (US) Holdings, Inc., Harvest Natural Resources, Inc. (UK), Harvest Offshore China Company, and CT Energy Holding, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.2

15.0% Non-Convertible Senior Secured Promissory Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.3

9.0% Convertible Senior Secured Note Due 2020 dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.4

15.0% Additional Draw Senior Secured Note dated June 19, 2015, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.5	Warrant to Purchase Issuer Common Stock dated June 19, 2015, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.6

Certificate of Designations of Preferred Stock, Series C of the Issuer, filed June 19, 2015, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.7	Management Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.8	Investor Voting Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.9	Registration Rights Agreement, between the Issuer and CT Energy Holding, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 22, 2015.

99.10	Joint Filing Agreement*

*      Filed herewith.